April 18, 2011

DIRECT DIAL: 212.451.2289
EMAIL: AFINERMAN@OLSHANLAW.COM

VIA EDGAR, OVERNIGHT COURIER AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Janice McGuirk and Jim Lopez
Email: McGuirkJ@sec.gov

Re:	Footstar, Inc.
Form 8-K
Filed April 6, 2011
File No. 1-11681

Dear Mr. Reynolds:

We are counsel to Footstar, Inc. (the “Company”), and in such capacity we hereby submit, on behalf of the Company, this response to the comment letter from the Division of Corporate Finance, dated April 12, 2011, with regard to the Form 8-K filed with the Commission on April 6, 2011 (the “Form 8-K”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Form 8-K.

The Staff has advised the Company to provide certain disclosure that is required by the Commission to be disclosed in a Form 8-K when a registrant ceases to be a shell company as a result of a business acquisition. The Company believes, however, that it was not, immediately prior to the Merger and related transactions, a “shell company,” as such term is defined in Rule 12b-2 under the Exchange Act, and accordingly the disclosure contained in the Form 8-K was proper, subject to the timely amendment of the Form 8-K within the proscribed period to include financial information.

Rule 12b-2 of the Exchange Act defines a shell company as a registrant that has:

1. No or nominal operations; and

2. Either:

i. No or nominal assets;

ii. Assets consisting solely of cash and cash equivalents; or

iii. Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company believes that it did not meet this definition immediately prior to the Merger. As disclosed in the Company’s Annual Report on Form 10-K, filed March 14, 2011, a significant asset on the Company’s balance sheet is its owned property in Mahwah, New Jersey (the “Mahwah Real Estate”). The Mahwah Real Estate contains the Company’s corporate headquarters building, improvements and 21 acres of underlying land. As of January 1, 2011, the Company estimated that the fair value of the Mahwah Real Estate, less estimated closing costs, is approximately $6.2 million. As described on the Company’s Consolidated Statement of Net Assets in Liquidation for January 1, 2011, the fair value of the Mahwah Real Estate comprised over 37% of the Company’s total current assets, the rest consisting of cash and cash equivalents and prepaid expenses. In addition, the Company’s management has been actively managing and marketing the Mahwah Real Estate.

Given the substantial value of the Mahwah Real Estate, relative proportion of the Company’s assets that the Mahwah Real Estate comprises and extensive size and management requirements of the Mahwah Real Estate, the Company respectfully submits that the Mahwah Real Estate does not constitute a “nominal asset.” Accordingly, the Company believes it did not satisfy the Commission’s definition of “shell company” based on its failure to meet the second prong of the shell company test immediately prior to the Merger. Furthermore, the Company respectfully submits that the active management efforts by the Company’s management with respect to the operation and maintenance of the Mahwah Real Estate do not constitute “nominal operations.” Accordingly, the Company believes it also did not satisfy the Commission’s definition of a “shell company” based on its failure to meet the first prong of the shell company test immediately prior to the Merger.

In the Commission’s Release No. 34-52038, entitled “Use of Form S-8, Form 8-K and Form 20-F by Shell Companies,” in which the Commission adopted the current definition of “shell company,” the Commission emphasized that, to no small degree, a motivating purpose of the amendments was to deter abuse of so-called “back-door” registration of private companies by requiring prompt disclosure of registration-level information at the time of a shell company transaction with a non-reporting private company. The Company believes this rationale for investor protection is not applicable to the Merger and related transactions since both CPEX and the Company were Exchange Act reporting companies prior to the Merger, current in their filing obligations, and in fact CPEX filed its Annual Report on Form 10-K on March 31, 2011 and the Company filed its Annual Report on Form 10-K on March 14, 2011. In addition, the Company expects to meet all of its Exchange Act reporting obligations going forward and, unless advised otherwise by the Staff, anticipates filing by amendment to the Form 8-K the additional financial statements required by Item 9.01 thereto not later than June 21, 2011, which is 71 days after the date on which the Form 8-K was required to be filed.

In connection with responding to the Staff’s comments, a written statement signed by the Company containing the three acknowledgments requested by the Staff is attached hereto. I welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2289.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

Footstar, Inc.
933 MacArthur Boulevard
Mahwah, New Jersey 07430

April 18, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Janice McGuirk and Jim Lopez

Re:	Footstar, Inc.
Form 8-K
Filed April 6, 2011
File No. 1-11681

Ladies and Gentlemen:

The undersigned entity acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filing; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FOOTSTAR, INC.

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	President